

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 9, 2009

<u>Via U.S. Mail</u>

Mr. David R. Bethune
Chief Executive Officer
Zila, Inc.
5227 North 7th Street
Phoenix, AZ   85014-2800

> **Re: Zila, Inc.**
> **Form 10-K for the fiscal year ended July 31, 2008**
> **Filed October 6, 2008**
> **File No. 0-17521**

Dear Mr. Bethune:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief